U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14-F

(Amendment No. 1)

Information Statement under Section 14(f)

of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder

Commission File Number: 000-28015

TREATY ENERGY CORPORATION
(Exact name of Registrant as specified in its charter)

Nevada	88-0884116
(State or other jurisdiction of incorporation)	(IRS Employer Identification Number)

201 St. Charles Avenue, Suite 2513
New Orleans, LA 70170	504-754-6986
(Address of principal executive offices)	(Telephone Number)

Securities registered under Section 12(b) of the Exchange Act:

None

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, Par Value $0.001 Per Share

(Title of Class)

EXPLANATORY NOTE

This Combined Information Statement is unchanged but for a typographical error relating to the amount of the liability discussed in “Legal Proceedings," "approximately $1,800,000” being the correct reference.

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

We are providing this consolidated Combined Information Statement to holders of the shares of common stock, par value $0.001 per share (the "Common Stock") of Treaty Energy Corporation (the “Company"), as of April 27, 2015, respectively pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) and Rule 14f-1 thereunder AND Section 14(c) of the Exchange Act and Rule 14c-1 thereunder (the “Combined Information State-ment” or the “Statement”) upon the advice of recently engaged securities counsel. You are receiving this Combined Information Statement in connection with (i) the change in control of the Company with the prospective addition of three new directors and (ii) an increase in the number of shares of common stock (the “Increase”) from 1,950,000,000 to 2,250,000,000 common shares, leaving unchanged the Company’s 50,000,000 authorized shares of preferred stock.

This Information Statement is being filed with the Securities and Exchange Commission (the "SEC") and will be mailed to the stockholders on or about April 27, 2015.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY

THE COMPANY’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO

THIS COMBINED INFORMATION STATEMENT.

NOTICE OF MAJORITY SHAREHOLDERS’ ACTION

April 27, 2015

To the Stockholders of Treaty Energy Corporation:

This Notice and the accompanying Combined Information Statement are being furnished to the stockholders of Treaty Energy Corporation, a Nevada corporation (the “Company”), in connection with an increase in the authorized shares of common stock from 1,950,000,000 to 2,250,000,000, leaving unchanged the Company’s 50,000,000 authorized shares of preferred stock (the “Increase”). On March 13, 2015, the two current directors of the Company voted in favor of adding three new directors to the Board of Directors (subject to any required SEC filings). On February 18, 2105, 37 shareholders voted shares representing 53.31% of Company’s common stock in favor of the contemplated Increase in authorized common shares (again subject to any required SEC filings). There has been no reverse stock split, name change or other corporate action. The two current directors of the Company unanimously agreed to and approved the Increase on February 18, 2015.

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Because the appointments are deemed to be a change of control of the Company, this Information Statement is required to be the subject of an associated Information Statement sent shareholders pursuant to Section 14(f) (and associated rules) under the Exchange Act. Because the Increase in authorized common stock is being effected in lieu of a proxy vote relating to this matter, this Information Statement is required to be the subject of an associated Information Statement sent shareholders pursuant to Section 14(c) (and associated rules) under the Exchange Act. Because both Information Statements are required to be filed with the Securities and Exchange Commission and, once finalized, sent to all Company shareholders of record, the Company has elected to consolidate both into this Definitive Combined Information Statement.

The Company common shares are voting. There are currently 1,950,000,000 authorized and 1,947,554,895 common issued. These shares are held by approximately 5,800 shareholders.

This Combined Information Statement is being provided solely for informational purposes and is NOT being provided in connection with the vote of Company shareholders.

As noted above, the Board Designees will take office upon this Information Statement having been filed with the SEC and forwarded to Company shareholders of record at least 10 days in advance. (For more information about this change of control, biographical information and the prospective addition of three (3) new directors to the Company’s Board, see “Board Designees” below.) The Increase in authorized shares to 2,250,000,000 (from 1,950,000,000) while author-ized will not take effect under after this Information Statement has been filed and the Definitive Statement has been sent to shareholders and 10 calendar days will have passed, expected to occur on or about May 7, 2015.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE

REQUESTED NOT TO SEND US A PROXY.

Your vote or consent is not requested or required to approve these matters. The accompanying Combined Information Statement is provided solely for your information.

By order of the members of the Board of Directors:

Christopher Tesarski, Chairman

Andrew Kramer, Board Member

Dated: April 27, 2015

INFORMATION STATEMENT OF TREATY ENERGY CORPORATION

THIS SCHEDULE 14-F AND SCHEDULE 14-C COMBINED INFORMATION STATEMENT IS BEING PROVIDED TO YOU BY THE BOARD OF DIRECTORS OF

TREATY ENERGY CORPORATION

YOU ARE REMINDED WE ARE NOT ASKING YOU FOR A PROXY AND

YOU ARE REQUESTED NOT TO SEND US A PROXY

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GENERAL

This Definitive Combined Information Statement is being mailed or furnished to the stock-holders of Treaty Energy Corporation, a Nevada corporation (the “Company”), in connection respectively with the contemplated change in control and increase in authorized Company common stock. All necessary corporate approvals in connection with the matters referred to herein have been obtained and this Combined Information Statement is furnished solely for the purpose of informing the stockholders of the Company, in the manner required under the Exchange Act, of these contemplated actions before they take effect.

This Information Statement is first being mailed or furnished to the stockholders of the Company on or about April 27, 2015. Accordingly, the change in control and the Increase in authorized shares shall become effective at such future date as determined by the new Board of Directors, but in no event earlier than the 10 days after this Information Statement is mailed or furnished to Company shareholders.

The Board of Directors of the Company knows of no other matters other than that described in this Information Statement which have been recently approved or considered by the holders of the common stock.

GENERAL

This Information Statement is first being mailed or furnished to stockholders on or about April 27, 2015. The Company will pay all costs associated with the distribution of this Information Statement, including the costs of printing and mailing. The Company will reimburse any brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending this Information Statement to the beneficial owners of the common stock. This Information Statement is being furnished by the Company and is available through the “Investor Relations” tab on the Company’s website at: www.treatyenergy.com.

CHANGE OF CONTROL

Introduction

On March 13, 2015, the two (2) current directors and officers of the Company voted for the addition of three (3) members to the Company Board of Directors (herein referred to as the “Designee Directors”). Accordingly, the Designee Directors were elected by a unanimous vote of the Board of Directors. Nonetheless, such prospective members of the Board may not assume such directorships forwarding this Information Statement to Company shareholders and 10 days thereafter have passed (hereafter the “Effective Date”).

As permitted under Nevada law and specific provisions of the Company’s Bylaws, the Board will increase to five (5) members upon the Effective Date. No change in the officership line-up is expected to occur for the foreseeable future following the Effective Date. There are no family relationships among any Board Designee or any executive officer of the Company or any subsid-iaries. Other than as stated herein, none of the Board Designees nor any member of their immed-iate family has any consummated or pending transactions with the Company of the sort described under Item 404(a) of Regulation S-K.

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Voting Securities and Principal Holders

Our common stock is the only class of equity security that we have outstanding. Each share of our common stock entitles its holder to one vote at any meeting of our shareholders.

On April 27, 2015, the Company had 1,947,554,895 shares of common stock issued and outstanding. The following table sets forth certain information regarding the beneficial ownership of the Company’s common stock as of April 27, with respect to each of its current officers and directors, all of the directors and executive officers as a group, and any other person known by the Company to beneficially own more than five percent (5%) of its common stock.

Name of Beneficial Owner(1)(2)	Amount and Nature of Beneficial Ownership	Percent of Class

Directors and Executive Officers:

Christopher Tesarski (3)	0	0.0%

Andrew Kramer	0	0.0%

All Directors and Executive Officers as a Group (2 individuals)	0	0.0%

5% or greater shareholders

None

(1)	Any ownership is beneficial and of record, unless otherwise indicated.

(2)

Omits the candidate Board of Director Members prospectively invited to the Board, effective upon forwarding this Combined Information Statement and the passage of ten (10) calendar days after being forwarded to the Company’s shareholders. None of such Board Designees owns 5% or greater of the Company common stock.

(3)

While Mr. Tesarski and the Company envisioned the purchase of common and/or preferred shares, no such shares were ever issued in return for the $66,000 in funding provided the Company since he became a Director in May 2014 and became the control person on or about August1, 2014. More specifically, in connection with a lease purchase agreement, Texas Sands Resources, a single member LLC managed by Mr. Tesarski, received a certificate from the Company for 1,000 Company preferred shares. Because that transaction has been terminated, Texas Sands Resources, LLC and Mr. Tesarski has returned the 1,000 share preferred certificate to the Company.

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Management

Information concerning our management follows.

Name	Age	Position

Christopher Tesarski	49	CEO, President and Director

Andrew Kramer	45	Secretary, Corporate Counsel and Director

Neither Mr. Tesarski nor Mr. Kramer are independent directors as that term is defined under applicable securities authority.

The following table sets forth the name, age and position with the Company of each of the persons appointed to the Company’s Board of Directors effective 10 days after this Information Statement is distributed to shareholders (referred to herein as the Effective Date). In the text that follows the table is a brief summary of the background of each of the Board Designees, including his principal occupation during the five (5) preceding years. None of these persons is currently believe to be a financial expert as that term is defined by the SEC. Upon the Effective Date, the current Board members will serve as an officer and director until his successors are elected and qualified or until he is removed and the Board Designees shall become fully voting members of the Board until their respective successor is elected and qualified or until removed.

Name	Age	Position

Oral Glasco	70	Director

John J. “Sean” Hickey	62	Director

David Taylor	66	Director

Oral Glasco, 70, retired General Manager of Alma Telephone Co, established five subsidiary companies and partnerships (Internet, Cellular Systems and Fiber optic networks) that span Missouri and now the U.S. An 8-year veteran of the U.S. Air Force serving in Vietnam who received the Air Force Commendation Medal for Distinguished Service, Mr. Glasco also served as an Instructor in the “Air Training Command.” In addition, he has been an investor in oil and gas opportunities since 1977 in Southern Illinois, Texas and Mississippi with extensive experi-ence evaluating drilling operations and production leases. Mr. Glasco resides in Missouri.

John J. “Sean” Hickey, 62, retired federal investigator and CPA. Mr. Hickey had a career with the federal government and, since retiring, has been involved on a consulting basis to several large firms regarding corporate research and investigatory work. Mr. Hickey has decades of accounting and audit experience. Mr. Hickey resides in North Carolina.

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David Taylor, 66, a 1971 business school graduate, had a long career in the ener-gy/petrochemical industries, with more than ten years at the Unocal Refinery handling crude oil logistics. Mr. Taylor has spent the last 20-plus years in S.E. Texas/S.W. Louisiana in the petrochemical and oilfield service industry in a managerial capacity for several regional and national industrial supply firms, gaining oil and gas business acumen and industry experience. Mr. Taylor resides in Texas.

PRINCIPAL EFFECTS OF THE TRANSACTIONS

On or after the Effective Date, the three (3) Board Designees shall become fully voting Members of the Board of Directors and the Increase in shares from 1,950,000,000 to 2,250,000,000 shall become authorized. With this change of control, it is the intent of the reconstituted Board to charge its officers with pursuit of its business plan by, first, stabilizing the Company and, second, beginning to implement changes to create oil and gas production and increase revenue. While other Company matters and actions may be necessary, they are being deferred until later in fiscal year 2015.

ADDITIONAL INFORMATION

Audit, Nominating and Compensation Committees

Our Board of Directors, currently comprised of only two directors, does not have standing audit, nominating or compensation committees, committees performing similar functions or charters for such committees. Instead, the functions that might be delegated to such committees are carried out by our Board of Directors, to the extent required. Our Board of Directors believes that the cost associated with such committees has not been justified under our current circum-stances.

Our Board believes that its current members have sufficient knowledge and experience to fulfill the duties and obligations of an audit committee. The Board has determined that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in that member’s financial sophistication.

Our Board of Directors does not currently have a policy for the qualification, identification, evaluation or consideration of board candidates and does not think that such a policy is necessary at this time, because it believes that, given the small size of our Company, a specific nominating policy would be premature and of little assistance until our operations are at a more advanced level. Currently the entire Board decides on nominees.

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Our Board of Directors does not have any defined policy or procedural requirements for shareholders to submit recommendations or nominations for directors. We do not have any restrictions on shareholder nominations under our articles of incorporation or bylaws. The only restrictions are those applicable generally under Nevada law and the federal proxy rules. The Board will consider suggestions from individual shareholders, subject to an evaluation of the person’s merits. Shareholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

Code of Ethics

The Company has not adopted a code of ethics that applies to its principal executive officers, principal financial officer, principal accounting officer or controller or persons performing simi-lar functions. The Company intends to do so during the current fiscal year.

Communication to the Board of Directors

Holders of our common stock may send written communications to our entire board of directors, or to one or more board members, by addressing the communication to “the Board of Directors” or to one or more directors, specifying the director or directors by name, and sending the communication to our offices in New Orleans, Louisiana. Communications addressed to the Board of Directors as a whole will be delivered to each board member. Communications addressed to a specific director (or directors) will be delivered to the director (or directors) specified.

Security holder communications not sent to the board of directors as a whole or to specified board members will be relayed to board members.

Meetings of the Board of Directors and Stockholders

Prior to the change of control occurring during April 2015, the Company’s current Board of Directors held no formal meetings during the years ended December 31, 2013 and 2014. The Company has not adopted any policy with regard to Board members’ attendance at annual meetings of security holders. No annual meeting of stockholders was held in 2013 or 2014, as the Company previously had elected not to conduct the same in order to conserve operating capital.

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Executive Compensation

Summary Compensation Table

The summary compensation table below shows certain compensation information paid for services rendered in all capacities to the Company by its principal executive officer and by each other executive officer whose total annual salary and bonus exceeded $100,000 during the years ending December 31, 2013 and 2014. Other than as set forth below, no executive officer’s total annual compensation exceeded $100,000 during our last fiscal period.

Name and Principal Position	Year	Salary(2)	All Other Compensation	Total

Chris Tesarski, CEO & Chairman (1)	2014	$0	$-	$0
Andrew Kramer, Secretary & Counsel (2)	2014	$1,500	$-	$1,500

Andrew V. Reid, Co-CEO (3)	2013	$123,900	$-	$123,900

Bruce A. Gwyn, Co-CEO (3)	2013	$219,070	$-	$219,070

(1) On May 1, 2014, the Company entered into an Employment Contract with Chris Tesarski, by which the Company agreed to pay him a salary of $150,000.00 per year to be employed as the Executive Chairman of the Company. Because the Company did not have funds to pay such salary, in fact borrowing funds for Company operations over the period from Mr. Tesarski, the Employment Contract has been suspended pending finding alternative funding sources. In that context, Mr. Tesarski has made payments to or on behalf of the Company in an amount of not less than $66,000 during the balance of 2014 and, in November 2014, Mr. Tesarski received $66,000.00 from the Company--effectively negating all income received.

(2) On May 1, 2014, the Company entered into a General Counsel Services Agreement with Andrew Kramer, by which the Company agreed to pay him $5,000.00 per month ($60,000.00 per year) to perform General Counsel services for the Company as an independent contractor. In 2014, Mr. Kramer only received a single partial payment in the amount of $1,500.00 on August 29, 2014. As of April 1, 2015, Andrew Kramer is owed by the Company $58,500.00 plus any outstanding expenses.

(3) Prior Management.

The Company does not have any type of equity incentive plans, retirement plans or similar plans or arrangements for its current officers. The Company has not entered into any contracts or arrangements with its officers or directors that would provide them with forms of compensation resulting from their resignation, retirement, or any other termination of their employment with the Company or from a change-in-control of us or a change of their responsibilities following a change-in-control.

None of the Company’s directors received any compensation for service as a director during its fiscal year ended December 31, 2014.

The Company’s Board of Directors does not have a “leadership structure” since each Board member is free to introduce any resolution at any meeting of its directors and is entitled to one vote at any meeting.

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Directors’ Compensation and Consulting Agreements

The Directors of the Company are not currently compensated for their services as such. They will be reimbursed for their out of pocket disbursements and, in due course, any director not an employee of the Company will be paid directors’ fees in amount(s) to be determined for atten-dance and/or participation in Board Meetings.

Certain Relationships and Related Transactions as well as Director Independence

Transactions with Officers and Directors

Since September 1, 2014, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which the Company was or will be a party:

•	in which the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years; and

•

in which any director, executive officer, stockholder who beneficially owns 5% or more of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

Conflicts of Interest

We have not adopted any policies or procedures for the review, approval or ratification of any transaction between our Company and any executive officer, director, nominee to become a director, 10% stockholder or family member of such persons, required to be reported under paragraph (a) of Item 404 of Regulation S-K promulgated by the SEC.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who own more than 10% of a registered class of our outstanding equity securities to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of our Common Stock and other equity securities. Officers, directors and greater than 10% members are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based upon a review of Litigation Proceedings described, the Company has been advised that all required filings have not been made by prior management. Such filings will be made on behalf of current management during this quarter.

Legal Proceedings

While the Company is not aware of any legal proceeding in which any current director or officer, any of the three (3) Board Designees or any of their affiliates is a party adverse to the Company or has a material interest adverse to it, the SEC brought an enforcement action (styled Case No. 4:14-cv-812) against the Company and, more specifically, certain former members of manage-ment and certain parties who had not been disclosed as affiliates of the Company. Brought on or about December 15, 2014, the individual parties named are Ronald Blackburn, Andrew V. Reid, Bruce A. Gwyn, Michael Mulshine, Lee C. Schlesinger and Samuel E. Whitley. The associated Complaint alleges that the defendants, among other things, (i) concealed the fact that Ron Blackburn controlled the Company as a de facto officer and director; (ii) engaged in a fraudulent promotional campaign intended to artificially inflate the Company’s stock price that included the issuance of a January 2012 press release falsely claiming a major oil strike in Belize; (iii) perpetrated a fraudulent trading scheme involving the issuance and transfer of restricted and unrestricted stock, through which the Company and its officers–with the aid of outside securities counsel–raised millions of dollars selling virtually worthless stock to unwitting investors; and (iv) conducted an illegal and unregistered offering of oil and gas working interests.

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The suit seeks to permanently enjoin the individual defendants for the foregoing acts of malfeasance and against the Company and its agents, employees who receive “…actual notice of the injunction by personal service or otherwise, from violating, directly or indirectly Section 13(a) of the Exchange Act…[and associated reporting rules thereunder], dealing with directors, officers and large shareholders…” It is also seeking disgorgement of $4.9 million and unstated civil money penalties from all individually named defendants.

Since the suit was initiated, the named individual defendants have retained separate counsel and responded to the Complaint accordingly, including the filing of Motions to Dismiss which are still pending before the court for decision. The Company has recently filed an Answer and Affirmative Defenses to the Complaint. Discovery is in its initial stages and no further action has been taken in the case. A Scheduling Order has been proposed setting a Final Pretrial Conference with the Court in March 2016, which means a trial would likely occur in or about March 2017. The Company intends to vigorously defend itself in these proceedings.

In addition to the above SEC litigation, the Company has been named as a defendant in at least 21 lawsuits since or about December 2012. The total principal amount claimed in these lawsuits is approximately $1,800,000. Of these lawsuits, at least 16 are open account claims by vendors, three (3) are claims by misrepresentation claims by shareholders and two (2) involve oil and gas lease ownership issues. At least 11 of the open account lawsuits have already been rendered to judgments against the Company in a total amount of approximately $1,100,000. While the Com-pany intends to vigorously defend itself generally and, most specifically, in the lawsuits filed by shareholders for fraud and misrepresentations relating to the sale of Company securities, it intends to resolve to the maximum degree possible any suits if financially feasible and in the interest of the Company and its shareholders.

Accounting Matters: The Increase in the number of common shares outstanding will not affect the par value of the Company’s common stock.

Material U.S. Federal Income Tax Consequences of the Reverse Split: None

Vote Required: None

Dissenters’ Rights of Appraisal: The Company is a Nevada corporation and governed by the Nevada Corporations, Partnerships and Associations Law Annotated (the “Nevada Code”). Holders of the Company’s common stock do not have appraisal or dissenter’s rights under the Nevada Code in connection with the Increase.

Where You Can Find Additional Information: The Company is required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document the Company files at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100F Street, N.E.--Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference rooms. Copies of any Company filings with the SEC are also available to the public from the SEC’s website at www.sec.gov on its EDGAR filing system.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Combined Schedule 14-F and Schedule 14-C Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

TREATY ENERGY CORPORATION

Dated: April 28, 2015	By:	/s/ Andrew Kramer
Andrew Kramer
General Counsel and Corporate Secretary

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